TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF MARCH 31, 2004

REGISTRATION AT CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION MENTIONED HEREIN.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS R. BELA CINTRA, 847 – 9th floor				2 - AREA OR DISTRICT CONSOLAÇÃO
3 - POSTAL CODE 01415-903	4 – MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3151-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME CLÁUDIO CINTRÃO FORGHIERI				
2 – ADDRESS R. BELA CINTRA, 847 – 6th floor				3 – AREA OR DISTRICT CONSOLAÇÃO
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 – TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL ri@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2004	12/31/2004	1	01/01/2004	03/31/2004	4	10/01/2003	12/31/2003
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 03/31/2004	2 - Preceding Quarter 12/31/2003	3 - Same quarter preceding year 03/31/2003
Paid-in capital			
1 – Common	62,558,663	62,558,663	62,558,663
2 – Preferred	86,726,372	86,726,372	86,726,372
3 – Total	149,285,035	149,285,035	149,285,035
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial, Other
2 – TYPE OF SITUATION *Operational*
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 112 - Electric Power
5 – MAIN ACTIVITY Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not submitted
7 – TYPE OF AUDITORS' REPORT *Unqualified*

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 – NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 – Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	AGO/E	04/23/2004	Interest on own capital	06/21/2004	Nominative Common (ON)	0,0005281775
02	AGO/E	04/23/2004	Interest on own capital	06/21/2004	Preferred Nominative (PN)	0,0005281775
03	RCA	05/10/2004	Interest on own capital		Nominative Common (ON)	0,0001820477
04	RCA	05/10/2004	Interest on own capital		Preferred Nominative (PN)	0,0001820477

1 - IDENTIFICATION

:VM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
37 – 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

9 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

10 - SHAREHOLDER RELATIONSHIP DIRECTOR

DATE	2 – SIGNATURE
14/2004	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CTEEP–CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 – 03/31/2004	4 – 12/31/2003
1	Total Assets	4,403,884	4,358,799
1.01	Current Assets	669,069	605,037
1.01.01	Cash and banks	396,978	317,868
1.01.01.01	Cash	232	285
1.01.01.02	Short-term investments	396,746	317,583
1.01.02	Credits	115,545	116,460
1.01.02.01	Accounts receivable from customers	115,545	116,460
1.01.03	Inventories	22,015	21,052
1.01.03.01	Warehouse	22,015	21,052
1.01.04	Other	134,531	149,657
1.01.04.01	Accounts receivables – from Finance State Department	111,482	123,600
1.01.04.02	Deferred Income Tax and Social Contribution	4,001	3,938
1.01.04.03	Guarantees and Deposits with the Brazilian Central Bank	6,228	6,325
1.01.04.04	Prepaid Expenses	3,574	5,562
1.01.04.05	Other	9,246	10,232
1.02	Long-Term Assets	281,608	284,283
1.02.01	Credits Diverses	134,425	143,278
1.02.01.01	Accounts receivables – from Finance State Department	134,425	143,278
1.02.03	Other	147,183	141,005
1.02.03.01	Disposal of Assets and Rights	70,496	70,496
1.02.03.02	Allowance for Doubtful Debtors	(70,496)	(70,496)
1.02.03.03	Deferred Income Tax and Social Contribution	84,904	81,271
1.02.03.04	Guarantees and Deposits with the Brazilian Central Bank	59,274	56,729
1.02.03.05	Other	3,005	3,005
1.03	Permanent Assets	3,453,207	3,469,479
1.03.01	Investments	4,245	4,245
1.03.01.03	Other investments	4,245	4,245
1.03.02	Property, Plant and Equipment	3,448,962	3,465,234
1.03.02.01	In use	2,875,352	2,909,210
1.03.02.02	Under construction	582,698	565,112
1.03.02.03	Special obligations	(9,088)	(9,088)

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 – Code	2 – Description	3 – 03/31/2004	4 - 12/31/2003
2	Total liabilities	4,403,884	4,358,799
2.01	Current Liabilities	266,232	299,793
2.01.01	Loans and Financings	42,877	41,960
2.01.03	Trade accounts payable	11,109	25,832
2.01.04	Taxes, Duties and Contributions	36,055	31,119
2.01.04.01	Income Tax	10,076	7,418
2.01.04.02	INSS (Social Security – benefit to employee)	4,980	4,785
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,391	4,135
2.01.04.04	COFINS (Social Contribution on sales and revenues)	5,719	1,764
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	1,201	1,335
2.01.04.06	Inspection Tax – ANEEL	272	232
2.01.04.07	Social Contribution without Capital gainl	5,247	5,247
2.01.04.08	Social Contribution on profit	2,919	1,975
2.01.04.09	Other	4,250	4,228
2.01.05	Dividends Payable	72,554	72,556
2.01.05.01	Dividends Declared	182	182
2.01.05.02	Interest on own capital	72,372	72,374
2.01.06	Provisions	75,641	87,450
2.01.06.01	Provision for payroll	17,645	23,265
2.01.06.02	Provision for payroll / social charges	8,981	9,639
2.01.06.03	Participation on Profits and results	9,968	9,968
2.01.06.04	Fiscal and Tax charges	38,524	37,416
2.01.06.05	Program of Volunteer Dismissal	523	7,162
2.01.07	Related-party debts	11,361	18,342
2.01.08	Other	16,635	22,534
2.01.08.01	Consumer Charges – RGR	5,559	5,281
2.01.08.02	Others	11,076	17,253
2.02	Long-Term Liabilities	500,013	486,110
2.02.01	Loans and Financings	51,542	55,706
2.02.03	Provisions	186,125	175,440
2.02.03.01	Provision for labor contingencies	85,159	81,354
2.02.03.02	Provision for fiscal contingencies	93,118	86,238
2.02.03.03	Provision for Payments to the Social Security	6,825	6,825
2.02.03.04	Provision for civil contingencies	1,023	1,023
2.02.04	Related-party debts	213,484	206,104
2.02.05	Others	48,862	48,860
2.02.05.01	Deferred Income Tax	16,374	16,374
2.02.05.02	Special Obligations – Review/ Amortization	24,053	24,053
2.02.05.03	Others	8,435	8,433

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 – Code	2 – Description	3 – 03/31/2004	4 – 12/31/2003
2.03	Deferred income	147,204	151,450
2.05	Shareholders' Equity	3,490,435	3,421,446
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.04	Earnings reserves	141,628	142,020
2.05.04.01	Legal	46,041	46,041
2.05.04.02	Statutory	46,200	46,200
2.05.04.04	Unrealized income	49,387	49,779
2.05.05	Retained earnings	293,772	224,391

)1 - IDENTIFICATION

:VM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
37 – 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

)1 - STATEMENT OF INCOME (in Thousands of Reals)

:ode	2 – Description	3 - 01/01/2004 – 03/31/2004	4 - 01/01/2004 - 03/31/2004	5 - 01/01/2003 – 03/31/2003	6 - 01/01/2003 – 03/31/2003
1	Gross sales	260,109	260,109	201,484	201,484
1.01	Revenue from use of Electric Power Network	258,235	258,235	200,524	200,524
1.02	Other Revenues	1,874	1,874	960	960
2	Deductions from gross sales	(24,130)	(24,130)	(14,485)	(14,485)
2.01	RGR	(7,189)	(7,189)	(5,724)	(5,724)
2.02	COFINS	(13,419)	(13,419)	(6,044)	(6,044)
2.03	PIS/PASEP	(3,486)	(3,486)	(2,700)	(2,700)
2.04	ISSQN	(36)	(36)	(17)	(17)
3	Net Sales	235,979	235,979	186,999	186,999
4	Cost of sales	(151,361)	(151,361)	(137,859)	(137,859)
4.01	Personnel	(72,102)	(72,102)	(67,678)	(67,678)
4.02	Materials	(3,954)	(3,954)	(4,792)	(4,792)
4.03	Third-party services	(19,080)	(19,080)	(16,600)	(16,600)
4.04	Depreciation	(40,196)	(40,196)	(40,139)	(40,139)
4.05	Provisions for Contingencies	(10,685)	(10,685)	(2,466)	(2,466)
4.06	Other expenses	(5,344)	(5,344)	(6,184)	(6,184)
5	Gross Income	84,618	84,618	49,140	49,140
6	Operating income / expense	18,391	18,391	13,530	13,530
6.03	Financial	18,391	18,391	13,530	13,530
6.03.01	Financial income	26,720	26,720	36,326	36,326
6.03.01.01	Goodwill amortization	4,246	4,246	4,246	4,246
6.03.01.02	Revenue	17,950	17,950	20,791	20,791
6.03.01.03	Ongoing Monetary variation	4,524	4,524	11,289	11,289
6.03.02	Financial expenses	(8,329)	(8,329)	(22,796)	(22,796)

- IDENTIFICATION

VM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
7 – 6	**CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

- STATEMENT OF INCOME (in Thousands of Reals)

;ode	2 – Description	3 - 01/01/2004 – 03/31/2004	4 - 01/01/2004- 03/31/2004	5 - 01/01/2003 – 03/31/2003	6 - 01/01/2003 – 03/31/2003
03.02.01	Expense	(4,607)	(4,607)	(6,130)	(6,130)
03.02.02	Negative monetary variation	(3,722)	(3,722)	(16,666)	(16,666)
	Operating income	103,009	103,009	62,670	62,670
	Non-Operating Income	1,299	1,299	(263)	(263)
.01	Income	1,438	1,438	551	551
.02	Expenses	(139)	(139)	(814)	(814)
	Income before taxes and profit shares	104,308	104,308	62,407	62,407
	Provision for Income Tax and Social Contribution on income	(38,952)	(38,952)	(22,814)	(22,814)
.01	Income Tax	(28,858)	(28,858)	(18,483)	(18,483)
.02	Social Contribution	(10,094)	(10,094)	(4,331)	(4,331)
	Deferred income tax	3,633	3,633	838	838
.01	Deferred income tax	2,671	2,671	616	616
.02	Deferred social contribution	962	962	222	222
	Income for the year	68,989	68,989	40,431	40,431
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	149,285,035	149,285,035
	Earnings per share	0,00046	0,00046	0,00027	0,00027

04.01 – NOTES

1 BUSINESS OF THE COMPANY

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista is a publicly owned company with the Government of the State of Sao Paulo as the major shareholder and its key business area is serving as a concessionare for the provision of electrical power utility services in the State of Sao Paulo [Brazil]; its key activities are: planning, building and operating power transmission systems, in addition to Research and Development programs in power transmission and other related activities as respects currently available technology, either individually or jointly with private and government-owned entities. The Company's activities are both regulated and inspected by the Brazilian Electric Power Regulatory Agency ("ANEEL").

The company was organized as a result of the partial wind-up of CESP – Companhia Energética de São Paulo, and started its operations on April 1, 1999.

The Company incorporated EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. on November 10, 2001.

2 CORPORATE GOVERNANCE

On September 2002 the Company adhered to special Corporate Governace practices – Level 1, issued by BOVESPA, the Sao Paulo Stock Exchange. As a consequence, the Company had its preferred shares included in the IBOVEPA and was made part of the Corporate Governance Index ("IGC").

The provisions of the cited agreement ensure a higher level of transparency of the Company towards the marketplace, investors and stockholders and make it easier for stakeholders to monitor any moves of both the management and the major stockholder.

3 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These ITR - Quarterly Information are in compliance with the principles, methods and criteria adopted by CTEEP for the year ended December 31, 2003.

Reclassifications were done on the ITR accounts – Trimestrial Information of 2003, to better present and compare.

All amounts presented in these ITR are expressed in thousands of Reals.

4 SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1 Specific Accounting Practices

Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

4.2 General Accounting Practices

a Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.

04.01 – NOTES

c Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24, 1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f Deferred Income

This relates to the balance of the "unamortized goodwill" arising from an investment valued by the equity in earnings method for the then subsidiary EPTE – Empresa Paulista de Transmissão de Energia Elétrica S. A., incorporated by the Company on November 10, 2001.

The amortization of this discount is done on a monthly basis; the end of the amortization period was determined to be the expiry date of the concession agreement with the then subsidiary company, which was December 2012.

g Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

h Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

5 RECEIVABLES - FINANCE STATE DEPARTMENT

			03.31.04	12.31.03
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	32,234	45,665	77,899	82,467
Credit Rights Assignment Agreement	68,718	-	68,718	89,592
Agreement for the Acknowledgement and Consolidation of Obligations	8,607	63,122	71,729	70,881
Disposal of Real Property	1,789	13,120	14,909	14,734
Other	134	12,518	12,652	9,204
	111,482	134,425	245,907	266,878

5.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

04.01 – NOTES

5.2 Contracts for Assignment of Credit Rights

Contracts for the assignment of credit rights have been executed, with the State Finance Department as consenting intervenor, whereby CESP - Companhia Energética de São Paulo assigns to CTEEP the right to receive a portion of the credits set forth under the Instruments for Acknowledgement and Consolidation of Debts entered into by and between CESP and the State Finance Department, on November 17 and December 1, 2000. For such credits, CTEEP assigned to CESP the amount of R$142,000 thousand as follows:

a For the contract executed on March 27, 2003, CTEEP assigned to CESP the amount of R$ 64,000 thousand, which shall be received by the Company in 9 consecutive installments, started on April 1st and ending on December 1st, 2003; and

b For the contract executed on June 27, 2003, CTEEP assigned to CESP the amount of R$ 78,000 thousand, which shall be received by the Company in 13 consecutive installments, starting on January 2, 2004 and ending on January 3, 2005

The contractual amounts shall be adjusted monthly using the Interbank Deposit Certificate (CDI) rate, plus interest of 8% p.a.

Upon the receipt of the last installment of the applicable contracts, a financial settlement shall be agreed so as to ensure yield for the funds disbursed by the Company, at the agreed contractual rate, since the installments disbursed by the State Finance Department are restated monthly by the IGP-M rate variation, plus interest of 6% p.a.

5.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first one due on August 01, 2002 and the last one on July 01, 2012.

5.4 Account receivable from fixed assets disposals

On July 31, 2002, Instrument Peculiar of Transaction was signed, with promise of property alienation, recognition of obligations and payment commitment, with the General office of State of the Businesses of Finance, where the State recognizes and assumes a debt with the Company, for the value of R$ 12,243, corresponding to the market value of the total area of the busy property for the State, using, partially, for the construction of the units prisionais, denominated "Cadeião".

The State commited to, therefore, reimburse the Company of such amount in 120 monthly installments, same and successive, with the first due on August 01, 2002 and the last on July 01, 2012, including monthly monetary variation in accordance with IGP-M and interests of 6% p.a.

5.5 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 10,300, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 12,518. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.

6 DISPOSAL OF ASSETS AND RIGHTS

Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 was written off from Property, Plant and Equipment, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

04.01 – NOTES

7 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section "B" of Taxable Income Control Register – LALUR, arising from the following provisions:

	03.31.04			12.31.03
	Income Tax	Social Contribution	Total	Total
Allowance for Doubtful Debtors	16,374	5,247	21,621	21,621
Fiscal Contingencies	23,280	8,381	31,661	29,322
Labor Contingencies	21,290	7,664	28,954	27,660
Social Security Contingencies	1,706	614	2,320	2,320
Civil Contingencies	256	92	348	348
	62,906	21,998	84,904	81,271

8 PROPERTY, PLANT AND EQUIPMENT

	03.31.04			12.31.03
	Adjust Cost	Accumulated Deprecition	Net Balance	Net Balance
In Use				
Intangible	56,476	-	56,476	56,597
Land	81,598	-	81,598	81,598
Buildings, Construction works &	557,145	(292,736)	264,409	269,733
Machinerty and Equipment	4,430,126	(1,977,634)	2,452,492	2,481,292
Vehicles	35,818	(26,100)	9,718	9,491
Furniture and fixtures	22,197	(11,538)	10,659	10,499
	5,183,360	(2,308,008)	2,875,352	2,909,210
Under construction	582,698	-	582,698	565,112
Special Obligations				
Donations Received	(9,088)	-	(9,088)	(9,088)
	5,756,970	(2,308,008)	3,448,962	3,465,234

04.01 – NOTES

Pursuant to Articles 63 and 64 of Decree 41.019, of February 26, 1957, assets and facilities used in transmission, including sale, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. The Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

9 LOANS, FINANCING AND DEBT CHARGES

	03.31.04				12.31.03
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial institutions	1,413	26,353	39,530	67,296	67,485
Domestic Curreny					
Fundação CESP	-	15,053	11,290	26,343	29,388
ELETROBRÁS - PRONI	8	50	722	780	793
	8	15,103	12,012	27,123	30,181
	1,421	41,456	51,542	94,419	97,666

9.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Sub-station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, beginning on November of 2001 ending on May of 2006.

9.2 Fundação CESP

It refers to the agreements of Acknowledgement of Indebtedness and Other Covenants, signed in November of 1997, with intervention and consent of Complementary Pension Secretariat, whose end is foreseen for November of 2005.

04.01 – NOTES

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (rate of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

9.3 Long-Term Amortization Program

	Currency	
Maturity Year	Foreign	Domestic
2005	19,765	11,328
2006	19,765	50
2007	-	50
2008	-	50
2009	-	50
After 2009	-	484
	39,530	12,012

	Agreement				
Institution	Begins	Ends	Amortization	Interest Rate	03.31.04 Principal
Societé Générale	2001	2006	10 biannual	Eurolibor	65,883
Fundação CESP	1997	2005	96 months	IGP-DI	26,343
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	772
					92,998

10 FISCAL PROVISIONS - COFINS

CTEEP have been contesting in court the constitutionality since August 1999, of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9.718, from November 27, 1999.

Therefore, the company has done the provisions and the corresponded judicial reports until the month of competence of January 2004. From February 2004 with the effective law 10.833, from December 29, 2003, that is about not cumulative incidence of COFINS, the Company started to perform the withdrawal according to the new law.

04.01 – NOTES

11 RELATED – PARTY DEBTS

The value of R$ 11,361 thousand classified on the Current Liability and R$ 213,484 thousand on the Long-term liability, refer to the balance of two contracts of Debt Confession for Financing Actuarial Shortage with CESP Foundation, referring to the Plans of Supplementary Benefits Proportional Settled- BSPS, with are monthly due and ending expected for November 2017, updates for the alteration of the actuarial cost (IGP-DI added to interests of 6% a.a).

12 PROVISIONS FOR CONTINGENCIES

The contingencies were evaluated and classified in accordance with the probability of realization, showed on table below:

	Loss Expectation				
				03.31.04	12.31.03
	Probably	Possible	Remote	Total	Total
Labor	85,159	20,185	136,792	242,136	249,582
Tax - IPTU	93,118	-	-	93,118	86,238
Tax - INSS	6,825	-	-	6,825	6,825
Several Civil Suits	1,023	-	-	1,023	1,023
	186,125	20,185	136,792	343,102	343,668

The expectation of loss for each contingence is classified as:

- Probably – causes in which negative ending for the company has a huge possibility of happening;
- Possible – causes in which there are medium possibilities of loss to the company; and
- Remote – causes of little possibility of loss to the company.

Provisions have been formed for the contingence classified as probably loss.

Every three months, the actions will be reevaluated and the provisions will be complemented, if necessary.

04.01 – NOTES

12.1 Labor Contingencies

CTEEP has undertaken to be specifically liable for certain legal suits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

12.2 Municipal Real Estate Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo and São José dos Campos.

12.3 National/Social Security Institute - INSS

On August 10, 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001. Consequently, Management resolved to create a provision, accomplishing the concerning judicial deposit.

13 SHAREHOLDERS' EQUITY

13.1 Capital Stock

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

04.01 – NOTES

13.2 Company Ownership

The main shareholders of CTEEP were as follows:

	03.31.04					
	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies (Control)						
State Department	33,134,661	52.97	6,321,252	7.29	39,455,913	26.43
Banco Nossa Caixa S.A.	5,136,117	8.21	7,686,364	8.86	12,822,481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332	3.16	-	-	1,979,332	1.33
Other	8,778	0.01	153,576	0.18	162,354	0.10
	40,258,888	64.35	14,161,192	16.33	54,420,080	36.45
Others (Equities in Circulation)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,626,882	53.76	52,787,718	35.36
Federal Government	9,556,151	15.28	-	-	9,556,151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169	3.40	2,950,169	1.98
Providence Cashbook for Banco do Brasil employees	296,439	0.47	1,348,158	1.56	1,644,597	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,543,409	1.78	1,543,409	1.03
LIGHTPAR - Light Participações S.A.	-	-	979,190	1.13	979,190	0.66
Fundação CESP	-	-	978,900	1.13	978,900	0.66
Wisteria Holdings - LLC	691,424	1.11	6,400	0.01	697,824	0.47
The Bank of New York - ADR Department	36,999	0.06	97,636	0.11	134,635	0.09
Other (1)	5,557,926	8.88	18,034,436	20.79	23,592,362	15.80
	22,299,775	35.65	72,565,180	83.67	94,864,955	63.55
	62,558,663	100.00	86,726,372	100.00	149,285,035	100.00

(1) This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

04.01 – NOTES

	12.31.03					
	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies (Control)						
State Department	33,134,661	52.97	6,321,252	7.29	39,455,913	26.43
Banco Nossa Caixa S.A.	5,136,117	8.21	7,686,364	8.86	12,822,481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332	3.16	-	-	1,979,332	1.33
Other	8,778	0.01	153,576	0.18	162,354	0.10
	40,258,888	64.35	14,161,192	16.33	54,420,080	36.45
Others shareholders						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,626,882	53.76	52,787,718	35.36
Federal Government	9,556,151	15.28	-	-	9,556,151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169	3.40	2,950,169	1.98
Providence Cashbook for Banco do Brasil employees	296,439	0.47	1,348,158	1.55	1,644,597	1.10
Fundação CESP	-	-	1,637,600	1.89	1,637,600	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,412,200	1.63	1,412,200	0.94
LIGHTPAR - Light Participações S.A.	-	-	979,190	1.13	979,190	0.66
Wisteria Holdings - LLC	691,424	1.11	6,400	0.01	697,824	0.47
The Bank of New York - ADR Department	36,999	0.06	97,636	0.11	134,635	0.09
Other (1)	5,557,926	8.88	17,506,945	20.19	23,064,871	15.45
	22,299,775	35.65	72,565,180	83.67	94,864,955	63.55
	62,558,663	100.00	86,726,372	100.00	149,285,035	100.00

(1) This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

04.01 – NOTES

13.3 Shares of Shareholders that hold an interest exceeding 5% of the voting stock

	03.31.04					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	12.31.03					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

13.4 Earnings

a Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.

b Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

c Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

14 FINANCIAL INCOME (EXPENSES)

	03.31.04	03.31.03
Income		
Yield - Money market investments	12,957	19,315
Interest on amounts due by the State Government Secretarat of Finance	6,683	2,695
Other	192	345
Deduction to revenue - COFINS	(1,480)	(1,009)
Deduction to revenue - PIS/PASEP	(402)	(555)
	17,950	20,791
Expenses		
Financial charges on Loans	(2,936)	(3,633)
CPMF	(1,176)	(1,169)
Charge on RGR	(279)	(279)
Tax Charges - CETEMEQ	(124)	(290)
Charges on acquisition of ETT - Piratininga	-	(110)
Other	(92)	(649)
	(4,607)	(6,130)

04.01 – NOTES

15 INCOME TAX AND SOCIAL CONTRIBUTION ON THE LIQUID PROFIT

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

15.1 Reconciliation of Income Tax and Social Contribution on the Liquid Profit

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

	03.31.04		03.31.03	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	104,308	104,308	62,407	62,407
Taxes under Dispute - COFINS	1,107	-	3,050	-
Provision for Labor Contingency	3,805	3,805	1,172	1,172
Provision for Tax Contingency - IPTU	6,880	6,880	1,294	1,294
Negative goodwill on investment purchase	7.602	5.168	7.602	5.168
Reversal of Provisions	(8,011)	(8,011)	(1,294)	(1,294)
Offset negative calculation base - Limited to 30%		-		(20,624)
Other	24	-	30	-
Income - Tax Basis	115,715	112,150	74,261	48,123
Tax rate of 15%	(17,357)		(11,139)	
Tax rate of 10%	(11,566)		(7,420)	
Tax rate of 9%		(10,094)		(4,331)
Fiscal incentives	65		76	
Provision for Income Tax and Social Contribution	(28,858)	(10,094)	(18,483)	(4,331)
Deferred Income Tax and Social Contribution	2,671	962	616	222
Income Tax and Social Contribution Tax	(26,187)	(9,132)	(17,867)	(4,109)

16 CONCESSIONS

According to Governmentar Decree Ordinance nº. 185, of June 06, 2001, issued by Ministry of Mines and Energy - MME, the concession term for explotation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08, 1995.

On June 20, 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL.

04.01 – NOTES

The concession agreement under reference was amended on December 14, 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to be maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and be decrease by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

17 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

18 COLLECTION CLAIM OF ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, the company Centrais Elétricas Brasileiras S.A. – ELETROBRÁS filed an ordinary collection claim against ELETROPAULO – Eletricidade de São Paulo S.A. referring the balance of a certain financing contract. In 1999, a judgment was expressed on the above-mentioned lawsuit, which sentenced ELETROPAULO to pay the balance assessed. Under the terms of the split-off of ELETROPAULO, made on December 31, 1997 and that implied in the constitution of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. and of other companies, ELETROPAULO is solely liable for obligations of any kind referring to actions made until the split-off date, except for passive contingencies, which accruals have been assigned to the merging companies. In the case now discussed, there was not, at the time of split-off, the assignment to EPTE of accrual for such purpose, being clear then that ELETROPAULO was exclusively responsible for it. At the time of the split-off, there was only the transference to the assets of EPTE of a historical judicial deposit of R$ 4.00 constituted in 1988 by ELETROPAULO referring the amount that it understood as owed to ELETROBRÁS regarding the balance mentioned in the financing contract and the recognition in the liabilities of EPTE of the same value referring to this debt.

Therefore, in view of the split-off protocol of ELETROPAULO, EPTE would be responsible for certain and known debts, at the exact amount adjusted and available in the mentioned judicial deposit constituted in 1988, and ELETROPAULO would be liable for the passive contingency referring the difference between the amount demanded in court by ELETROBRÁS and the adjusted value of the said judicial deposit. On September 26, 2001, ELETROBRÁS executed the sentence referring the said financing contract, charging R$ 429 million of ELETROPAULO and R$ 49 million of EPTE, understanding that EPTE would pay its part with the adjusted funds of the mentioned judicial deposit. CTEEP executed the merger of EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, the sentence of the Justice Court of the State of Rio de Janeiro was published excluding ELETROPAULO of the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, Special Appeal with the Superior Justice Court and an Extraordinary Appeal with the Supreme Federal Court, aiming at maintaining the mentioned collection regarding ELETROPAULO.

In regards to that debt and in view of the referring formal documents of the split-off of ELETROPAULO, CTEEP, according to the understanding of its legal department, is just responsible for the payment equivalent to the adjusted value of the judicial deposit made in 1988 for that purpose and that presently is part of its assets, and should proceed in the defense of such right. On the other hand, the company did not constitute an accrual for the remaining contingency, estimated now in R$ 560 million, that the company understands as being of responsibility of ELETROPAULO and accordingly has been being collected by ELETROBRÁS.

19 SUBSEQUENT EVENT

Interest on Own Capital

The administration Council, on a meeting on May 10 2004, considerate on an interest destination over the own capital the value of R$ 27,177 thousand, correspondent to R$ 0,1820477 by portion of thousand shares, in the terms of the paragraph 3°, from article 31of the Social Statute of the Company and paragraph 7°, of Article 9°, from Law 9.249/95. The accounting credit will be done in May 31, 2004 and will be entitled to the return, the shareholders that aware of the shares positions verified in May 20, 2004, being the negociated shares from May 21, 2004 in the Stock Market, consederinx – ex-interest over the own capital. The Administration Council will define the date for the payment.

04.01 – NOTES

20 CASH FLOW

STATEMENT OF CASH FLOW FOR THE PERIOD ENDED
(In thousands of Reais)

	03.31.04	12.31.03
CASH FLOW FROM THE OPERATING ACTIVITIES		
Customers' receives	259,597	885,887
Other receives	3,411	8,392
Payments to suppliers	(42,680)	(131,531)
Payments to employees	(86,396)	(317,695)
Taxes and contributions	(56,650)	(107,794)
	77,282	337,259
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase from fixed assets disposals	(30,592)	(182,229)
CASH FLOW FROM FINANCING ACTIVITIES		
Incomes of financial investments	10,362	52,684
Loan payment for loans	(9,331)	(74,165)
Interests on own capital and dividends	-	(127,130)
Bank expenses - CPMF	(1,261)	(5,372)
Other	(279)	(1,116)
	(509)	(155,099)
CASH FLOW FROM NON-OPERATING ACTIVITIES		
Other income (1)	35,509	103,726
Other expenses (2)	(2,580)	(161,190)
	32,929	(57,464)
DECREASE OF NET CASH BALANCE	79,110	(57,533)
DEMONSTRATION OF NET CASH VARIATION		
In the beginning of the period	317,868	375,401
At the end of the period	396,978	317,868
	79,110	(57,533)

(1) They refer basically to values received from General Office of State of the Businesses of Finance.
(2) In 12.31.03, it refers basically to the cession contracts of credict rights done with CESP – Companhia Energética de São Paulo, see note 5.2

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue comes from the use of its transmission system by the dealers of electrical utilities upon the payment of the annual tariffs established by ANEEL Resolution 306, in force up to June 30, 2004, and subject to the installations of the Basic Network and Connection.

Deduction from Gross Income comprehends the Quota for Global Reversion Reserve ("RGR"), the COFINS Tax, the *Social Integration Programs*-PIS/PASEP Tax *and the Local* Tax-ISSQN, which represented 9.28% of the gross operating income. As a result, the Net Income was R$ 235,979 thousand, a 26.19% increase when compared with the same quarter of the prior year.

Operating Expenses subject to direct management by the Administration (Personnel, Materials, Outsourcing and Other), amounting to R$ 100,480 thousand, represented 42.58% of net income. Other highlights are the amounts under Depreciation and Provision for Contingencies, totaling R$ 50,881 thousand or 21.56% of net income.

As a result of the above comments, Gross Income totaled R$ 84,618 thousand, as compared with R$ 49,140 thousand in the same quarter of the prior year, showing an increment of 72.20%.

The Financial Income of R$ 18,391 thousand includes financial revenues amounting to R$ 26,720 thousand, mostly represented by income from financial investments and financial expenses amounting to R$ 8,329 thousand.

After the appropriation of provisions and deferrals relating to Income Tax and Social Contribution Tax, amounting to R$ 35,319 thousand, the Company earned, in the quarter, a Net Income of R$ 68,989 thousand, equivalent to R$ 0,46 per thousand shares, higher by 70.63% when compared with equal quarter in the prior year.

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

In compliance with Corporate Governance practice, we have disclosed information on the Company's Shareholding interest, including the holders of more than 5% of the Voting Capital.

1 COMPANY OWNERSHIP

The main shareholders of the company are as follows:

	03.31.04					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
State São Paulo Government & Associatede Companies - (Control)						
State Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other (outstanding stocks)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Providence Cashbook for Banco do Brasil employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,543,409,138	1.78	1,543,409,138	1.03
LIGHTPAR - Light Participações S.A	-	-	979,189,800	1.13	979,189,800	0.66
CESP Foundation	-	-	978,900,000	1.13	978,900,000	0.66
Wisteria Holdings - LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	97,636,200	0.11	134,635,200	0.09
Directors	-	-	212,710	-	212,710	-
Administration Council	30	-	103,806	-	103,836	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,557,925,194	8.88	18,034,119,332	20.79	23,592,044,526	15.80
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1)This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

	03.31.03					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
State São Paulo Government &						
Associatede Companies - (Control)						
State Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	82,932,929	0.13	153,576,465	0.18	236,509,394	0.15
	40,333,043,191	64.47	14,161,192,544	16.33	54,494,235,735	36.50
Other (outstanding stocks)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Govermment	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Providence Cashbook for Banco do Brasil employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,057,600,000	1.22	1,057,600,000	0.71
LIGHTPAR - Light Participações S.A	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Itaú Galaxia Fundo Inv. Ações	-	-	508,700,000	0.59	508,700,000	0.34
The Bank of New York - ADR Department	36,999,000	0.06	106,753,200	0.12	143,752,200	0.10
Directors	-	-	212,710	-	212,710	-
Administration Council	32	-	103,807	-	103,839	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,483,769,963	8.76	18,981,011,469	21.89	24,464,781,432	16.38
	22,225,619,612	35.53	72,565,179,649	83.67	94,790,799,261	63.50
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1)This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

2 SHARES OF SHAREHOLDERS THAT HOLD AN INTEREST EXCEEDING 5% OF THE VOTING STOCK

	03.31.04					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,890,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	03.31.03					
	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,589,960,070	14.50	532,937,780	0.63	66,122,897,850	12.30
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	99,782,887,747	22.05	66,864,951,370	78.67	166,647,839,117	31.01
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

3 INTEREST ON OWN CAPITAL

The administration Council, on a meeting on May 10 2004, considerate on an interest destination over the own capital the value of R$ 27,177 thousand, correspondent to R$ 0,1820477 by portion of thousand shares, in the terms of the paragraph 3°, from article 31of the Social Statute of the Company and paragraph 7°, of Article 9°, from Law 9.249/95. The accounting credit will be done in May 31, 2004 and will be entitled to the return, the shareholders that aware of the shares positions verified in May 20, 2004, being the negociated shares from May 21, 2004 in the Stock Market, consederinx – ex-interest over the own capital. The Administration Council will define the date for the payment.

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on March 31, 2004, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet done in December 31 2003 and the financial statement for the trimestrial ended in March 31 2003 presented for comparative reasons, were examined and revised by us, respectively, according to issue of the audit opinion and report of special revision, with safeguards, dated February 27 2004 and May 05 2003.

São Paulo, May 10, 2004

Orlando Octávio de Freitas Júnior
Partner – Accountant
CRC 1SP178871/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5

Trevisan

REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on March 31, 2004, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information.

4 The balance sheet done in December 31 2003 and the financial statement for the trimestrial ended in March 31 2003 presented for comparative reasons, were examined and revised by us, respectively, according to issue of the audit opinion and report of special revision, with safeguards, dated February 27 2004 and May 05 2003.

São Paulo, May 10, 2004

Orlando Octávio de Freitas Júnior
Partner-Accountant
CRC 1SP178871/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5

01837-6 CTEEP-CIA TRANSM ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

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